# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: Class A common stock, par value $0.00001
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001754862

## Reporting persons
- Index Ventures VI (Jersey) LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 55,810,810; shared voting power 0; sole dispositive power 55,810,810; shared dispositive power 0; aggregate amount beneficially owned 55,810,810 (13.6% of the class)
- Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 1,126,535; shared voting power 0; sole dispositive power 1,126,535; shared dispositive power 0; aggregate amount beneficially owned 1,126,535 (0.3% of the class)
- Index Venture Associates VI Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 57,658,069; shared voting power 0; sole dispositive power 57,658,069; shared dispositive power 0; aggregate amount beneficially owned 57,658,069 (14.1% of the class)
- Index Ventures Growth IV (Jersey), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 2,521,618; shared voting power 0; sole dispositive power 2,521,618; shared dispositive power 0; aggregate amount beneficially owned 2,521,618 (0.6% of the class)
- Index Venture Growth Associates IV Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 2,565,225; shared voting power 0; sole dispositive power 2,565,225; shared dispositive power 0; aggregate amount beneficially owned 2,565,225 (0.6% of the class)
- Index Ventures Growth V (Jersey), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 2,278,486; shared voting power 0; sole dispositive power 2,278,486; shared dispositive power 0; aggregate amount beneficially owned 2,278,486 (0.6% of the class)
- Index Venture Growth Associates V Ltd: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 2,348,955; shared voting power 0; sole dispositive power 2,348,955; shared dispositive power 0; aggregate amount beneficially owned 2,348,955 (0.6% of the class)
- Yucca (Jersey) SLP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 834,800; shared voting power 0; sole dispositive power 834,800; shared dispositive power 0; aggregate amount beneficially owned 834,800 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, CA 94102

## Item 2. Person Filing
Name of person filing:
(i) Index Ventures VI (Jersey) LP, a Jersey, Channel Islands partnership ("Index Ventures VI").
(ii) Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P., a Jersey, Channel Islands partnership ("Index Ventures VI Parallel" and together with Index Ventures VI, the "Index VI Funds").
(iii) Index Venture Associates VI Ltd, a Jersey, Channel Islands corporation, the general partner of Index Ventures VI and Index Ventures VI Parallel ("IVA VI").
(iv) Index Ventures Growth IV (Jersey), L.P., a Jersey, Channel Islands partnership ("Index Growth IV).
(v) Index Venture Growth Associates IV Ltd, a Jersey, Channel Islands corporation, the general partner of Index Growth IV ("IVGA IV").
(vi) Index Ventures Growth V (Jersey), L.P., a Jersey, Channel Islands partnership ("Index Growth V").
(vii) Index Venture Growth Associates V Ltd, a Jersey, Channel Islands corporation, the general partner of Index Growth V ("IVGA V").
(viii) Yucca (Jersey) SLP, a Jersey, Channel Islands separate partnership ("Yucca").
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Index Ventures VI directly owns 55,810,810 shares of Class A Common Stock, which represents approximately 13.6% of the outstanding Class A Common Stock.
(ii) Index Ventures VI Parallel directly owns 1,126,535 shares of Class A Common Stock, which represents approximately 0.3% of the outstanding Class A Common Stock.
(iii) IVA VI may be deemed to beneficially own an aggregate of 57,658,069 shares of Class A Common Stock, consisting of (i) 56,937,345 shares of Class A Common Stock held directly by the Index VI Funds and (ii) 720,724 shares of Class A Common Stock held directly by Yucca, which represents approximately 14.1% of the outstanding Class A Common Stock.
(iv) Index Growth IV directly owns 2,521,618 shares of Class A Common Stock, which represents approximately 0.6% of the outstanding Class A Common Stock.
(v) IVGA IV may be deemed to beneficially own an aggregate of 2,565,225 shares of Class A Common Stock, consisting of (i) 2,521,618 shares of Class A Common Stock held directly by Index Growth IV and (ii) 43,607 shares of Class A Common Stock held directly by Yucca, which represents approximately 0.6% of the outstanding Class A Common Stock.
(vi) Index Growth V directly owns 2,278,486 shares of Class A Common Stock, which represents approximately 0.6% of the outstanding Class A Common Stock.
(vii) IVGA V may be deemed to beneficially own an aggregate of 2,348,955 shares of Class A Common Stock, consisting of (i) 2,278,486 shares of Class A Common Stock held directly by Index Growth V and (ii) 70,469 shares of Class A Common Stock held directly by Yucca, which represents approximately 0.6% of the outstanding Class A Common Stock.
(viii) Yucca directly owns 834,800 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror the relevant Index Venture Funds' investment in the Issuer. As a result, each of IVA VI, IVGA IV and IVGA V may be deemed to have dispositive and voting power over Yucca's shares by virtue of their dispositive power over and voting power over the shares owned by the Index Funds.
Percent of class: See Item 4(a). The percent of class of the Class A Common Stock beneficially owned by the Reporting Persons in Item 4(a) is based on 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on September 3, 2025.
Sole power to vote or to direct the vote:
Index Ventures VI: 55,810,810 shares of Class A Common Stock
Index Ventures VI Parallel: 1,126,535 shares of Class A Common Stock
IVA VI: 57,658,069 shares of Class A Common Stock
Index Growth IV: 2,521,618 shares of Class A Common Stock
IVGA IV: 2,565,225 shares of Class A Common Stock
Index Growth V: 2,278,486 shares of Class A Common Stock
IVGA V: 2,348,955 shares of Class A Common Stock
Yucca: 834,800 shares of Class A Common Stock
Shared power to vote or to direct the vote: None.
Sole power to dispose or to direct the disposition:
Index Ventures VI: 55,810,810 shares of Class A Common Stock
Index Ventures VI Parallel: 1,126,535 shares of Class A Common Stock
IVA VI: 57,658,069 shares of Class A Common Stock
Index Growth IV: 2,521,618 shares of Class A Common Stock
IVGA IV: 2,565,225 shares of Class A Common Stock
Index Growth V: 2,278,486 shares of Class A Common Stock
IVGA V: 2,348,955 shares of Class A Common Stock
Yucca: 834,800 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: None.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Index Ventures VI (Jersey) LP: /s/ Nigel Greenwood, Nigel Greenwood, Director of General Partner (11/14/2025)
- Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P.: /s/ Nigel Greenwood, Nigel Greenwood, Director of General Partner (11/14/2025)
- Index Venture Associates VI Ltd: /s/ Nigel Greenwood, Nigel Greenwood, Director (11/14/2025)
- Index Ventures Growth IV (Jersey), L.P.: /s/ Nigel Greenwood, Nigel Greenwood, Director of General Partner (11/14/2025)
- Index Venture Growth Associates IV Ltd: /s/ Nigel Greenwood, Nigel Greenwood, Director (11/14/2025)
- Index Ventures Growth V (Jersey), L.P.: /s/ Nigel Greenwood, Nigel Greenwood, Director of General Partner (11/14/2025)
- Index Venture Growth Associates V Ltd: /s/ Nigel Greenwood, Nigel Greenwood, Director (11/14/2025)
- Yucca (Jersey) SLP: /s/ Tapiwa Cuthbert Munyawiri and /s/ Carolyn Gates, Tapiwa Cuthbert Munyawiri and Carolyn Gates, Authorized Signatories (11/14/2025)